Exhibit 99.1

MKM ENGINEERING

Oil and Gas Consulting Services

3905 Sagamore Hill Court

Plano, Texas  75025

February 28, 2025

Mr. E. Will Gray II

New Era Helium Corp.

4501 Santa Rosa Dr.

Midland, TX  79707

Dear Mr. Gray:

As requested, we are submitting our estimates of proved and probable reserves and our forecasts of the resulting economics attributable to the interests of NEH Midstream, LLC (hereinafter referred to as “NEH”) and Solis Partners, LLC (hereinafter referred to as “Solis”), as of December 31, 2024, in certain properties located in Chaves County, New Mexico and Howard County, Texas.  We completed our evaluation on February 28, 2025.  It is our understanding that the proved and probable reserves estimated in this report constitute 100% of all proved and probable reserves owned by NEH Midstream, LLC and Solis Partners, LLC in the United States.

This report has been prepared for New Era Helium Corp.’s use in filing with the SEC; in our opinion the assumptions, data, methods, and procedures used in the preparation of this report are appropriate for such purpose.  Composite proved reserve estimates and economic forecasts are summarized below:

			Proved	Proved
			Developed	Non-	Proved
		Proved	Producing	Producing	Undeveloped
Net Reserves
Gas	MMcf	60,369.5	21,926.6	7,702.0	30,740.9
NGL	MBbl	4,146.9	0.0	0.0	4,146.9
Oil	MBbl	41.1	0.9	40.2	0.0
Revenue
Gas	M$	79,927.5	29,078.0	10,187.6	40,661.9
NGL	M$	125,197.0	0.0	0	125,197.0
Oil	M$	2,002.8	70.7	1,932.1	0.0
Severance and Ad Valorem Taxes	M$	18,487.9	2,604.7	1,055.4	14,827.8
Operating Expenses	M$	76,812.4	35,940.0	6,154.8	34,717.6
Investments	M$	90,159.5	4,157.4	8,761.9	77,240.2
Operating Income (BFIT)	M$	21,667.6	(13,553.4)	(3,852.4)	39,073.3
Discounted @ 10%	M$	(2,583.2)	(4,563.2)	(5,558.6)	7,538.6

New Era Helium Corp.

February 28, 2025

Composite probable reserve estimates and economic forecasts are summarized below:

			Probable
		Probable	Undeveloped
Net Reserves
Gas	MMcf	117,293.7	117,293.7
NGL	MBbl	8,189.3	8,189.3
Revenue
Gas	M$	155,147.8	155,147.8
NGL	M$	247,236.2	247,236.2
Severance and Ad Valorem Taxes	M$	35,973.1	35,973.1
Operating Expenses	M$	107,225.2	107,225.2
Investments	M$	278,010.1	278,010.1
Operating Income (BFIT)	M$	(18,824.4)	(18,824.4)
Discounted @ 10%	M$	(19,585.0)	(19,585.0)

The following two tables present Helium reserve estimates and economic factors.  The volumes, revenues and costs related to Helium are not compliant with the SEC requirements.  This report has been prepared for New Era Helium Corp.’s use in filing with the SEC; in our opinion the assumptions, data, methods, and procedures used in the preparation of this report are appropriate for such purpose. Composite Helium proved reserve estimates and economic forecasts are summarized below:

			Proved
		Proved	Undeveloped
Net Reserves
Helium	MMcf	421.8	421.8
Revenue
Helium	M$	161,636.1	161,636.1
Severance and Ad Valorem Taxes	M$	14,450.3	14,450.3
Operating Expenses	M$	0.0	0.0
Investments	M$	16,725.0	16,725.0
Operating Income (BFIT)	M$	130,460.8	130,460.8
Discounted @ 10%	M$	48,285.9	48,285.9

New Era Helium Corp.

February 28, 2025

Composite Helium probable reserve estimates and economic forecasts are summarized below:

			Probable
		Probable	Undeveloped
Net Reserves
Helium	MMcf	787.6	787.6
Revenue
Helium	M$	261,593.2	261,593.2
Severance and Ad Valorem Taxes	M$	23,386.4	23,386.4
Operating Expenses	M$	0.0	0.0
Investments	M$	0.0	0.0
Operating Income (BFIT)	M$	238,206.8	238,206.8
Discounted @ 10%	M$	27,748.4	27,748.4

While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its reserves, we are not aware of any such governmental actions which would restrict the recovery of the December 31, 2024 estimated reserves.

Primary Economic Assumptions

Values of proved and probable reserves in this report are expressed in terms of estimated future gross revenue, future net revenue, and present worth.  Future gross revenue is that revenue which will accrue to the evaluated interests from the production and sale of the estimated net reserves.  Future net revenue is calculated by deducting estimated production taxes, ad valorem taxes, operating expenses, capital costs, and abandonment costs from the future gross revenue.  Operating expenses include field operating expenses, transportation expenses, compression charges, and an allocation of overhead that directly relates to production activities.  Future income tax expenses were not taken into account in the preparation of these estimates.  Present worth of future net revenue is calculated by discounting the future net revenue at the rate of 10 percent per year compounded annually over the expected period of realization.  Present worth should not be construed as fair market value because no consideration was given to additional factors that influence the prices at which properties are bought and sold.

NEH is currently in negotiations with the BLM as it relates to the royalty rate to be paid on helium produced in conjunction with hydrocarbons on its federal leases.  Since the final royalty rate to be paid on helium production has not been established, NEH elected to use the current royalty rates paid to mineral owners for hydrocarbons production also for helium production economics and analyses.  At such time NEH enters into a definitive agreement with the BLM on helium production royalty, the final helium royalty rate will be reflected in updated division orders for these leases.

New Era Helium Corp.

February 28, 2025

The Pecos Slope Plant being constructed for NEH has a nameplate capacity of 20,000 Mcf/day of raw inlet natural gas well production to the plant.  For plant design yields and capacities, an average helium content of 0.5 Mol% was provided by NEH to the plant design engineers.  This average helium content was determined by independent third-party gas analysis tests run on 315 wells out of a total of 388 wells operated by the Company in the Pecos Slope ABO Field.  The results of these tests showed a distribution helium content from a minimum of 0.003 Mol% to a maximum of 1.57 Mol%, with a mean average helium content of 0.4932 Mol% from the ABO formation.  Using the data contained in these gas analysis tests; the plant design engineers project that from an inlet raw gas volume of 20,000 Mcf/day, the Pecos Slope Plant will recover approximately 99 Mcf/day of gaseous helium, 15.7 MMcf/day (million cubic feet per day) of pipeline spec sales gas, and 1,100 Bbl/day (barrels per day) of Natural Gas Liquids (NGLs); plus 2.7 MMcf/day of waste gas that will be used as fuel gas for compression in the plant, eliminating the need to flare excess waste gas and maintain compliance with Federal Guidelines on flaring.

Future prices were estimated using guidelines established by the SEC and the Financial Account Standards Board (FASB).  The assumptions used for estimating future prices and expense are as follows:

Gas Prices

Gas price differentials were calculated for each property based on prices received by Solis.  The prices were calculated using these differentials to a Henry Hub price of $2.130 per million British thermal units (MMBtu) and were held constant for the lives of the properties.  The Henry Hub gas price of $2.130 per MMBtu is the 12-month average price calculated as the unweighted arithmetic average of the first-day-of-the-month price for each of the twelve months of 2024.  British thermal unit factors were provided by Solis and used to convert prices from dollars per MMBtu to dollars per thousand cubic feet ($/Mcf).  A gas price of $2.32 per thousand cubic feet of gas was used from January 2025 through September 2025.  This gas price reflects the current BTU content of the gas, which will change once the new Pecos Slope Gas Plant is in operation, forecasted for October 2025, and the natural gas is processed thru the Company’s plant.  The volume-weighted average product price over the life of the properties was $1.32 per thousand cubic feet of gas.

Natural Gas Liquid Prices

Natural Gas Liquid (NGL) price differentials were calculated for each property based on prices received by Solis.  The prices were calculated using these differentials to a posted West Texas Intermediate (WTI) at Cushing of $75.48 per barrel and were held constant for the lives of the properties.  The WTI oil price of $75.48 per barrel is the 12-month average price calculated as the unweighted arithmetic average of the first-day-of-the-month price for each of the twelve 2024.  The volume-weighted average product price over the life of the properties was $30.19 per barrel of oil.

New Era Helium Corp.

February 28, 2025

Oil and Condensate Prices

Oil and condensate price differentials were calculated for each property based on prices received by Solis.  The prices were calculated using these differentials to a posted West Texas Intermediate (WTI) at Cushing price of $75.48 per barrel and were held constant for the lives of the properties.  The WTI oil price of $75.48 per barrel is the 12-month average price calculated as the unweighted arithmetic average of the first-day-of-the-month price for each of the twelve months of 2024.  The volume-weighted average product price over the life of the properties was $48.73 per barrel of oil.

Helium Prices

NEH has secured two 10-year take-or-pay contracts for its helium production, with both long-term off-take agreements with a Tier 1 and a Tier 2 international industrial gas company.  The amount of helium sold on an annual basis does not exceed the purchasers’ obligation of 36 MMcf/year.  For the helium prices used in the report, it was assumed that in years 1-3 the helium price received was the average of the contract prices received under each of the contracts and, in years 4-10 of the contract terms, the helium price received was the average of the floor prices received under each of the contracts.  The expenses associated with trucking costs and tolling fees apply during all of the contract term.  The last price was also held constant over remaining life of the properties.  The use of these pricing assumptions results in a volume weighted-average helium price of $349.46 per thousand cubic feet of helium over the life of the properties.

	Contract	Transp.*	Realized
	Price	and Tolling*	Price
Year	$/Mcf	$/Mcf	$/Mcf
1	640	40	600
2	640	40	600
3	640	40	600
4	462	40	422
5	462	40	422
6	372	40	332
7	372	40	332
8	372	40	332
9	372	40	332
10	372	40	332
Thereafter	372	40	332

* Tolling and transportation fees apply to the 50% of the volumes which require liquification as per the Tier 2 contract.

New Era Helium Corp.

February 28, 2025

Production and Ad Valorem taxes

Production taxes were calculated using the tax rates for the state in which the property is located. Ad valorem taxes were calculated using average rates for each county in which the property is located.

Operating Expenses, Capital Costs and Abandonment Costs

Operating costs were based on operating expense records of Solis Partners, LLC and based on current expenses, were held constant for the lives of the properties.  Transportation fees were based on current charges of $1.30/MCF through September 2025, when the fee drops to $0.75/MCF when the Pecos Slope Plant becomes operational.  Operating costs, transportation costs, and processing fees were not included in the helium economics as these costs are included in the hydrocarbon economics.

Development costs were furnished to us by Solis and are based on authorization for expenditures for the proposed work or actual costs of similar projects. The development costs furnished to us were accepted as factual data and reviewed by MKM Engineering for their reasonableness; however, we have not conducted an independent verification of these costs.  Capital costs were included to add behind pipe zones (in Behind Pipe), for the installation of the gas gathering system (in PDNP); the construction of the Pecos Slope Gas plant, a tap for the gas pipeline, and the drilling of the undeveloped reserves (in PUD).  Capital expenditures for plugging, abandonment, and reclamation of the properties at the end-of-project life were included in this report.  The economics for the PDP, PDNP, and PUD include some years with annual or cumulative negative undiscounted future net income.  These years reflect a relatively large expenditure for plug and abandonment cost and/or upfront capital for the installation of the gathering system and the construction of the gas plant.

The reserves in the behind pipe category are for reserves expected to be recovered from zones in existing wells, which will require future recompletion prior to the start of production.  The non-producing reserves are for the additional gas to be produced once the gathering system is installed.

The undeveloped reserves in this report have been incorporated herein in accordance with Solis’s plans to develop these reserves as of December 31, 2024.  The proved undeveloped hydrocarbon reserves development conforms to the SEC five-year rule.  Additional undeveloped hydrocarbon reserves, beyond 5 years, were scheduled to maintain the nameplate capacity of 20,000 MCF for the Pecos Slope gas plant.  The gas plant was designed and built to process the hydrocarbon volumes projected to be developed by the Company over the useful life of the gas plant.  The drilling schedule will also allow the Company to fulfill the terms of the two 10-year contracts.  The implementation of Solis’s development plans and budget as presented to us and incorporated herein were approved by Solis’s management.  Additionally, Solis has informed MKM Engineering that they are not aware of any legal, regulatory, or political obstacles that would significantly alter the development plans.

New Era Helium Corp.

February 28, 2025

The proved and probable reserve classifications conform to criteria of the Securities and Exchange Commission, except where noted.  Reserves are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment.  In the analyses of production decline curves, reserves were estimated only to the limit of economic rates of production under existing economic and operating conditions using prices and costs consistent with the effective date of this report, including consideration of changes in existing prices provided only by contractual arrangement but not including escalations based on future conditions.  The reserves and economics are predicted on the regulatory agency classifications, rules, policies, laws, taxes, and royalties in effect on the date of this report except as noted herein.  In evaluating the information at our disposal concerning this report, we have excluded from our consideration all matters as to which the controlling interpretation may be legal or accounting, rather than engineering and geosciences.  Therefore, the possible effects of changes in legislation or other Federal or State restrictive actions have not been considered.  An on-site field inspection of these properties has not been made nor have the wells been tested by MKM Engineering.  Possible environmental liability related to the properties has not been investigated nor considered.

Methodology and Procedures

The reserves were estimated using a combination of the production performance, volumetric, and analogy methods, in each case as we considered to be appropriate and necessary to establish the conclusions set forth herein.  All reserve estimates represent our best judgment based on data available at the time of preparation and assumptions as to future economic and regulatory conditions.  It should be realized that the reserves actually recovered, the revenue derived therefrom, and the actual cost incurred could be more or less than the estimated amounts.

The process of estimated reserves is complex.  It requires significant judgments and decisions based on available geological, geophysical, engineering, and economic data.  These estimates may change substantially as additional data from ongoing development activities and production performance becomes available and as economic conditions impacting oil and gas prices and costs change.

For depletion type reservoirs or those whose performance disclosed a reliable decline in producing rate trends or other diagnostic characteristics, reserves were estimated by the application of appropriate decline curves or other performance relationships.  In the analyses of production decline curves, reserves were estimated only to the limits of economic production based on existing economic conditions.  In certain cases, when the previously named method could not be used, reserves were estimated by analogy with similar wells or reservoirs for which more complex data were available.

New Era Helium Corp.

February 28, 2025

As circumstances change and additional data become available, reserve estimates also change.  Estimates made are reviewed and revised, either upward or downward, as warranted by the new information.  Revisions are often required due to changes in well performance, prices, economic conditions, and governmental restrictions.

Although every reasonable effort is made to ensure that reserve estimates are accurate, reserve estimation is an inferential science.  As a result, the subjective decisions, new geological or production information, and a changing environment may impact these estimates.  Revisions to reserve estimates can arise from changes in year-end oil and gas prices, and reservoir performance.  Such revisions can be positive or negative.

Gas reserves estimated herein are expressed as sales gas.  Sales gas is defined as the total gas to be produced from the reservoirs, measured at the point of delivery, after reduction for fuel use and shrinkage resulting from the field separation and processing.  Gas reserves are expressed at a temperature base of 60 degrees Fahrenheit and at the pressure base of the state in which the resources are located.  Gas reserves included herein are expressed in thousands of cubic feet (Mcf).  Oil and condensate reserves estimated herein are those to be recovered by conventional lease separation.  Natural Gas Liquids reserves included in this report are expressed in barrels (bbl) representing 42 United States gallons per barrel.

The reserve estimates were based on interpretations of factual data furnished by Solis Partners, LLC.  Ownership interests were supplied by Solis Partners, LLC and were accepted as furnished.  To some extent, information from public records has been used to check and/or supplement this data.  The basic engineering and geological data were utilized subject to third party reservations and qualifications.  Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data.

MKM Engineering is independent with respect to Solis Partners, LLC, NEH Midstream, LLC, and New Era Helium Corp. as provided in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers (“SPE Standards”).  Neither MKM Engineering nor any of its employees has any interest in the subject properties.  Neither the employment to make this study nor the compensation is contingent on the results of our work or the future production rates for the subject properties.

Our work papers and related data are available for inspection and review by authorized parties.

Respectfully submitted,

MKM ENGINEERING
Texas Registered Engineering Firm F-009733

/s/ Michele K. Mudrone, P.E.

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